1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000

March 6, 2012

VIA EDGAR

Ms. Karen Rosotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:

Comments to Preliminary Proxy Materials for Flaherty & Crumrine Preferred Income Fund Incorporated, Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated, Flaherty & Crumrine/Claymore Preferred Securities Income Fund Incorporated, and Flaherty & Crumrine/Claymore Total Return Fund Incorporated (each, a “Fund” and collectively, the “Funds”)
Investment Company Act File Nos. 811-06179, 811-06495, 811-21129 and 811-21380

Dear Ms. Rosotto:

The Funds filed the preliminary proxy statement on Schedule 14A (the “Proxy”) with the Securities and Exchange Commission (the “Commission”) on February 16, 2012. This letter responds to comments with respect to the Proxy that you provided in a telephone conversation on February 27, 2012 with the undersigned. We have discussed the staff’s comments with representatives of the Funds. For your convenience, the substance of those comments has been restated below. The Funds’ response to each comment is set out immediately under the restated comment.

Comment No. 1: Q&A Section and pages 14-15: Item 8.2.b(2) of Form N-2 defines “concentration” to mean “25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.” Each Fund has proposed to change its concentration policy from the banking industry to the financials sector, and may, from time to time, have more than 25% of its total assets invested in an industry making up the financials sector. Please revise the disclosure to specify the industry or group of industries in which a Fund may be concentrated as a result of the new concentration policy.

Response: The disclosure has been revised as follows:

“A Fund, under normal market conditions, will invest at least 25% of its total assets in the financials sector, which for this purpose is comprised of the bank, thrifts & mortgage finance, diversified financial services, finance, consumer finance, capital markets, asset management & custody, investment banking & brokerage, insurance, insurance brokers and real estate investment trust (REIT) industries. From time to time, the Fund may have 25% or more of its total assets invested in any one of these industries.”

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2: Page 4: Under the section “Nominees for the Board of Directors” the second paragraph lists which directors are up for election. Please clarify which directors were being elected and for which Funds.

Response: The disclosure has been revised as requested.

Comment No. 3: Page 15: Please revise the risk disclosure to indicate that a Fund’s concentration in a particular industry within the financials sector may result in additional risks to the Fund.

Response: The disclosure has been revised as requested. Each Fund has indicated, in particular, the risks of investing in the financials sector and that, as a result of investing at least 25% of its total assets in the financials sector, it will be more susceptible to adverse economic or regulatory occurrences affecting this sector, such as changes in interest rates, loan concentration and competition. Each Fund has also indicated that to the extent it invests 25% or more of its total assets in any of the industries that comprise the financials sector, it may be more exposed to the particular risks associated with that industry.

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1282.

Very truly yours,

/s/ Marc Ponchione
Marc Ponchione

Enclosures

cc:	Chad Conwell, Flaherty & Crumrine Incorporated Rose F. DiMartino, Willkie Farr & Gallagher LLP